# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURF AIR MOBILITY INC., CIK 0001936224
CUSIP: 868927203
Title of class of securities: Common Stock, Par Value $.0001
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, California (CA), 90250
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002012076

## Reporting persons
- Liam Fayed: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 306,083; shared voting power 6,357,837; sole dispositive power 306,083; shared dispositive power 6,357,837; aggregate amount beneficially owned 6,663,920 (9.99% of the class)
- LamVen LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,357,837; sole dispositive power 0; shared dispositive power 6,357,837; aggregate amount beneficially owned 6,357,837 (9.53% of the class)

## Item 1. Issuer
Name of issuer: SURF AIR MOBILITY INC.
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, CA 90250

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G/A is being jointly filed by (i) Liam Fayed and (ii) LamVen LLC ("LamVen" and, together with Liam Fayed, the "Reporting Persons"). LamVen LLC is an entity affiliated with Mr. Fayed.
Address of principal business office or, if none, residence: The address of the Reporting Persons is 53 Greenwich Avenue, Second Floor, Greenwich, CT 06830.
Citizenship: Mr. Fayed is a citizen of the United Kingdom, and LamVen LLC is incorporated under the laws of Delaware.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons beneficially own 6,663,920 shares of Common Stock, consisting of (i) 306,083 shares of Common Stock beneficially owned by Liam Fayed and (ii) 6,357,837 shares of Common Stock beneficially owned by LamVen and Liam Fayed as of November 12, 2025.

As part of financing transactions that closed on November 12, 2025, LamVen acquired 1,506,024 shares of Common Stock and was issued a warrant (the "2025 Warrant") to purchase an aggregate of 1,506,024 shares of Common Stock. The 2025 Warrant provides that LamVen is prohibited from exercising the warrant for such number of shares of Common Stock as would result in beneficial ownership of Common Stock by LamVen (together with any other persons whose beneficial ownership could be aggregated with LamVen's for the purposes of Section 13(d), which includes Liam Fayed) exceeding 9.99% of all outstanding Common Stock, subject to certain exceptions. LamVen LLC is also entitled to certain customary rights with respect to the registration of 3,389,398 shares of common stock issuable upon exercise of a warrant dated November 14, 2024 (the "2024 Warrant").

The number of shares of Common Stock is reported in this statement with reference to the number of shares of outstanding Common Stock as of November 20, 2025. To the extent the number of shares of outstanding Common Stock increases, the number of shares of Common Stock beneficially owned by the Reporting Person would increase. To the extent the number of shares of outstanding Common Stock decreases, the number of shares of Common Stock beneficially owned by the Reporting Person would decrease.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Calculated based on 63,223,450 shares of the Common Stock outstanding as of November 20, 2025, as reported in the Issuer's prospectus, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on November 24, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Liam Fayed: /s/ Liam Fayed, Liam Fayed (02/17/2026)
- LamVen LLC: /s/ Liam Fayed, Liam Fayed, President (02/17/2026)
Comment: Exhibit 99.1 Joint Filing Agreement